Exhibit 4.3
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
Floor & Decor Holdings, Inc. (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934. In this Exhibit 4.3, when we refer to “Floor & Decor,” the “Company,” “we,” “us” or “our” or when we otherwise refer to ourselves, we mean Floor & Decor Holdings, Inc. excluding, unless otherwise expressly stated or the context requires, our subsidiaries; all references to “common stock” refer only to common stock issued by us and not to any common stock issued by any subsidiary.
DESCRIPTION OF COMMON STOCK
The general terms and provisions of our common stock are summarized below. This summary does not purport to be complete and is subject to, and is qualified in its entirety by express reference to, the provisions of our Amended and Restated Certificate of Incorporation (our “Certificate of Incorporation”) and our Second Amended and Restated Bylaws (our “Bylaws”), each of which is filed as an exhibit to the Annual Report on Form 10K of which this Exhibit 4.3 is a part. We encourage you to read our Certificate of Incorporation and Bylaws, and the applicable provisions of the Delaware General Corporation Law (the “DGCL”) for additional information.
(a) Common Stock, $0.01 par value per share
As of December 29, 2022, our authorized capital stock consisted of (i) 450,000,000 shares of common stock, $0.001 par value per share and (ii) 10,000,000 shares of preferred stock, $0.001 par value per share. As of December 29, 2022, 106,150,661 shares of common stock were outstanding, and no shares of preferred stock were outstanding.
Our common stock is listed on the New York Stock Exchange as Class A common stock under the ticker symbol “FND.” References herein to Class A common stock refer to our common stock. Under Delaware law, our stockholders generally will not be personally liable for our debts or obligations.
Dividend Rights
Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive and share equally dividends out of funds legally available at the times and in the amounts that our board of directors may determine.
Voting Rights
Each holder of our Class A common stock is entitled to one vote for each share of Class A common stock held on all matters submitted to a vote of stockholders. Our stockholders do not have cumulative voting rights.
Preemptive or Similar Rights
Our common stock is not entitled to preemptive rights and is not subject to redemption. The rights of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that our board of directors may designate and issue in the future.
Liquidation Rights
Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payment of other claims of creditors.

Exclusive Venue
Our Certificate of Incorporation requires, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our Certificate of Incorporation or Bylaws or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. Although we have included an exclusive venue provision in our Certificate of Incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable. In addition, this provision would not affect the ability of our stockholders to seek remedies under the federal securities laws.
(b) Provisions of our Certificate of Incorporation or Bylaws may have the effect of delaying, deferring or preventing a change in control.
We are governed by the DGCL. Our Certificate of Incorporation and Bylaws contain certain provisions that could have the effect of delaying, deterring or preventing another party from acquiring control of us. These provisions, which are summarized below, may discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of potentially discouraging a proposal to acquire us.
Undesignated Preferred Stock
As discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of us.
Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting
Our Certificate of Incorporation provides that, subject to the terms of any series of preferred stock, our stockholders may not act by written consent, which may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our Bylaws or remove directors without holding a meeting of our stockholders called in accordance with our Bylaws. In addition, our Certificate of Incorporation provides that special meetings of the stockholders may be called only by the chairperson of our board or our board of directors. Stockholders may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.
Requirements for Advance Notification of Stockholder Nominations and Proposals
Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.
Removal of Directors; Vacancies
Directors may only be removed for cause by the affirmative vote of at least a majority of the voting power of our common stock. Our board of directors has the sole power to fill any vacancy on the board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise.

No Cumulative Voting
Our Certificate of Incorporation and Bylaws do not permit cumulative voting in the election of directors. Cumulative voting allows a stockholder to vote a portion or all of the stockholder’s shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board of directors’ decision regarding a takeover or otherwise.
Amendment of Charter and Bylaw Provisions
The amendment of certain of the above provisions of our Certificate of Incorporation requires approval by holders of at least a majority of our outstanding Class A common stock. Our Certificate of Incorporation provides that our board of directors may from time to time adopt, amend, alter or repeal our Bylaws by a vote of a majority of our board of directors without stockholder approval and that our stockholders may adopt, amend, alter or repeal our Bylaws by the affirmative vote of the holders of at least a majority of our outstanding Class A common stock.
Delaware Anti-Takeover Statute
Our Certificate of Incorporation provides that we are not governed by Section 203 of the DGCL, which, in the absence of such provision, would have imposed additional requirements regarding mergers and other business combinations.
The provisions of our Certificate of Incorporation and Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.
Limitations of Liability, Indemnification and Advancement
Our Certificate of Incorporation and Bylaws provide that we will indemnify and advance expenses to our directors and officers, and may indemnify and advance expenses to our employees and other agents, to the fullest extent permitted by Delaware law, which prohibits our Certificate of Incorporation from limiting the liability of our directors for the following:
–any breach of the director’s duty of loyalty to us or to our stockholders;
–acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
–unlawful payment of dividends or unlawful stock repurchases or redemptions; and
–any transaction from which the director derived an improper benefit.
If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our Certificate of Incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our Certificate of Incorporation and Bylaws, we are also empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification and advancement of expenses required in our Certificate of Incorporation and Bylaws, we have entered into indemnification agreements with each of our current directors and executive officers. These agreements provide for the indemnification of, and the advancement of expenses to, such persons for all reasonable expenses and liabilities, including attorneys’ fees, judgments, fines and settlement amounts, incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were serving in such capacity. We believe that these charter and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.
The limitation of liability, indemnification and advancement provisions in our Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no material pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any material pending or threatened litigation that may result in claims for indemnification or advancement by any director or officer.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.